ferrovial U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 February 25, 2026 Re: Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act Ladies and Gentlemen: Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ferrovial SE has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on February 25, 2026. Such disclosure can be found in Part I, Item 4. Information on the Company, 4.B. Business Overview, and is incorporated by reference herein. Sincerely, FERROVIAL SE By: /s/ Geerte Gudule Hesen Name: Geerte Gudule Hesen Title: Chief Legal Officer

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